Offering Statement for
FANview Sports, Inc. ("FANview Sports")

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The Company

1. **What is the name and address of the issuer?**

FANview Sports, Inc. (f/k/a Krew Sports, Inc. and FANview, Inc.), a California corporation.

412 North Oakhurst Drive, #100
Beverly Hills, CA 90210

The Company has no additional addresses.

Website: www.playfanview.com

Eligibility

2. **The following are true for FANview Sports, Inc.:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

This Offering of securities described in this Form C (the "*Offering*") is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the Offering:**

Name
Bradley Heimowitz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, Secretary: June 2017-Present
Chief Executive Officer: May 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Bradley is the founder, Chief Executive Officer, President, Secretary and Director of FANview Sports, Inc. Prior to founding the Company, Bradley worked in various departments of the Creative Artists Agency, first as a clerk, then as an assistant until July 2016. Prior, Bradley acted as a Media Relations Intern at the Philadelphia Eagles and provided services as a Digital Media Intern at the NFL.

Education
Bradley Graduated from the Rollins College in 2013 with a Bachelor of Arts degree in Critical Media and Cultural Studies.

Name
Daniel Heimowitz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director: June 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Daniel is a Municipal Credit professional who founded Verify Financial and is its CEO since 2017.
Verify Financial is a provider of peer sourced municipal bond credit grades from institutional investors. Dan is the former Head of Moody's Investors Service, US Public Finance Department, where he worked from 1978 to 1996. Prior to that, Daniel worked as a public finance investment banker, first at Lehman Brothers (1996-2008) and then RBC Capital Markets (2008-17), with a client practice focused on credit including the development and introduction of some of the largest and most impactful municipal market credits. He served on the Municipal Securities Rulemaking Board (2012-2014) and was the MSRB Chairman in 2014.

Education
Daniel obtained a Bachelor of Arts in Economics and Geography from Clark University in 1974. In 1976, he obtained a Master's Degree in City Planning and Public Finance from Harvard University Graduate School of Design.

Name
Deborah Heimowitz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director: November 2017-Present
Chief Financial Officer: June 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Deborah is the CEO and Founder of Deborah Heimowitz Interiors, and interior design company incorporated in New York in 2010. She designs both residential home and offices. Deborah has conducted interior design projects all over the world, mainly in New York City, the Hamptons, South Florida and California. Prior to that, Deborah worked in retail and insurance and as a Trust Officer at Chase Manhattan Bank.

Education
Deborah graduated from Carnegie Melon University in 1981 with a Bachelor of Arts degree in Liberal Arts.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Bradley Heimowitz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, Secretary: June 2017-Present
Chief Executive Officer: May 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Bradley is the founder, Chief Executive Officer, President, Secretary and Director of FANview Sports, Inc. Prior to founding the Company, Bradley worked in various departments of the Creative Artists Agency, first as a clerk, then as an assistant until July 2016. Prior, Bradley acted as a Media Relations Intern at the Philadelphia Eagles and provided services as a Digital Media Intern at the NFL.

Education
Bradley Graduated from the Rollins College in 2013 with a Bachelor of Arts degree in Critical Media and Cultural Studies.

Name

Deborah Heimowitz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director: November 2017-Present
Chief Financial Officer: June 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Deborah is the CEO and Founder of Deborah Heimowitz Interiors, and interior design company incorporated in New York in 2010. She designs both residential home and offices. Deborah has conducted interior design projects all over the world, mainly in New York City, the Hamptons, South Florida and California. Prior to that, Deborah worked in retail and insurance and as a Trust Officer at Chase Manhattan Bank.

Education
Deborah graduated from Carnegie Melon University in 1981 with a Bachelor of Arts degree in Liberal Arts.

Principal Security Holders

5. **Provide the name and ownership level of each person or entity, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co- trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Bradley Heimowitz

Securities:	5,100,000
Class:	Common Stock
Voting Power:	79.79%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Description of the Business
The Company operates a team focused alternative fantasy sports mobile application (the "*FANview Sports App*") with some of the familiar elements of fantasy sports that enables fans to engage more deeply with their favorite sports team. Fans compete with their friends and a broader community about who knows their team best. The game allows fans to apply their knowledge as they predict individual and team performances of their favorite team prior to each game and throughout the season.

Business Plan
The Company intends to grow a user base, and to develop advertising and in game promotions for companies targeting the FANview SPORTS user demographic. Over time, the aggregate of data on the platform will becomes a valuable source for a variety of use cases including but not limited to advertising. Our mobile application currently offers a fantasy football game, but intends to apply its concept to NCAA college football before August 2019 and to all major sports in the future. The Company intends to enhance the NFL application and add new features to custom leagues.

History of the Business
The Company was originally formed as a California corporation on May 22, 2017 under the name KREW SPORTS, INC. On June 14, 2017, the Company name changed to FANview, Inc. Subsequently, on October 4, 2017, the name of the Company became FANview Sports, Inc. The Company released its mobile application to the public in summer 2018 and currently has over 10,000 registered users.

The Company's Products

Product / Service	Description	Current Market
FANview SPORTS App	A fantasy sports mobile application for iOS and Android.	Sports fans. Current fantasy players, and in particular sports fans engaged in one specific team.

Currently, NFL football is the only sport released on our FANview Sports App. However, the Company is anticipating offering more games/services in the future. For example, the Company is planning to expand its product offering to include NCAA college football gaming services before August 2019.

Competition
The Company's primary competitors are Yahoo, ESPN, CBS and NFL, as they offer traditional fantasy sports games without charging their users. The gambling competitors are Fanduel and Draft Kings. Our business is differentiated from these companies, because our mobile application focuses primarily on the prevision of individual teams and individual game performances. Where most fantasy sports games invite to determine the overall outcome of sports games, our game targets passionate fans and provides an opportunity for our users to engage specifically with the teams or players they root for.

Suppliers
The Company relied on Icon Sports Wire and USA TODAY Sports Images, a division of Gannett Corp., for NFL player images for the 2018 NFL season.

Customer Base
Our customers are sports fans, and fantasy sports game players, especially committed fans who seek to predict team and individual performance of their favorite team's players.

Intellectual Property
The Company has filed the following trademark applications.

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
Serial # 88248826	FV FANVIEW SPORTS	WORDS, LETTERS, AND/OR NUMBERS IN STYLIZED FORM	January 3, 2019		USA
Serial # 87557875	FV FANVIEW SPORTS	(5) WORDS, LETTERS, AND/OR NUMBERS IN STYLIZED FORM	August 7, 2017		USA

Governmental/Regulatory Approval and Compliance
The Company is not dependent on any regulatory approvals.

Litigation
A dispute has arisen between the Company and a prospective consultant over the consultant's compensation. While we believe that the Company has made a good faith offer to settle the dispute with the consultant, there is no assurance that settlement will be achieved. To the best of our knowledge, we believe the maximum potential exposure will not be in excess of $7,500. Notwithstanding the foregoing, to the Company's knowledge, there are no existing legal suits pending against the Company.

As it is the case with any threatened legal action, in the event that a settlement is not achieved, litigation could be expensive, take significant time and could divert management's attention from other business concerns, and affect our business plan. Further, in the event that a litigation becomes pending, an unfavorable ruling could severely impact our liquidity, cause the Company's management to alter the discretionary use of proceeds set forth herein, and may result in changes to or discontinuance of some of our services, potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Risk Factors

A crowdfunding investment, like any investment, involves risk. You should not invest any funds in the Company unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority.
Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

7.   **Material factors that make an investment FANview Sports, Inc. speculative or risky:**

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of California on May 22, 2017. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage a business operating in the competitive industry of mobile applications, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on innovation rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately one year, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several months as we are seeking to further develop our FANview Sports App to include new features in connection with other sports games.

Our future funding requirements will depend on many factors, including but not limited to the following:

•   The cost of expanding our operations;
•   The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
•   The rate of progress and cost of development activities;
•   The need to respond to technological changes and increased competition;
•   The costs of filing, prosecuting, defending and enforcing any intellectual property rights;
•   Sales and marketing efforts to bring these new product candidates to market;
•   Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
•   Lack of demand for and market acceptance of our products.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition and results of operation.

Our financial statements have been prepared on a going concern basis and we must raise additional capital to fund our operations in order to continue as a going concern.
DBBMcKennon, our independent registered public accounting firm for the fiscal year ended December 31, 2018, has included an explanatory paragraph in their opinion that accompanies our reviewed financial statements as of and for the year ended December 31, 2018 and December 31, 2017, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through the sale of equity and/or debt securities. If the Company cannot raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Bradley Heimowitz in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to this individual in the event of his death or disability. Therefore, if Bradley Heimowitz dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of Mr. Heimowitz would negatively affect the Company and its operations.

The development and commercialization of our mobile application, FANview Sports, is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide, such as Yahoo, ESPN, CBS and the NFL. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. For example, a google search for the key words "Fantasy Football" results in a first page google ranking of the official free fantasy football game of the NFL. Our competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies and licensing rights. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources.

For example, as recently as in May 2019, Fox Corp. announced its anticipated acquisition of 4.99% of Stars Group Inc. and planned launch of Fox Bet, an application for both sports wagering and free-to-play contest for a variety of sports. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our users or a reduction in our prospective revenue.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new features to meet those changes, and respond to competitive innovation.

Consumer preferences in user experience of mobile applications change continually. Our success depends on our ability to predict, identify, and interpret the habits of fantasy football gamers and to offer features that appeal to consumer preferences. If we fail to expand our services, upgrades and features offerings successfully across other categories of sports games, or if we do not rapidly develop products in faster growing and more profitable categories of sports games, demand for the FANview App could decrease, which could materially and adversely affect our anticipated product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and software features. Successful innovation depends on our ability to correctly anticipate consumer acceptance, to obtain, protect and maintain necessary intellectual property rights as well as licensing rights for real-time sports data and content, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

The fantasy sports gaming industry is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment, mobile applications and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations. Further, if in the future we choose to imbed text or banner advertisements in the interface of our mobile application in order to host advertisements, we may experience a decline in active user behavior, which will in turn potentially decrease advertisers' willingness to purchase advertising from us.

Cyclical and seasonal fluctuations in the economy, in internet usage and in sports seasons may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and sports may affect our business. Internet usage generally slows during the summer months, queries typically increase significantly in the fourth quarter of each year, the NFL and NCAA college football preseasons begin in August and the regular seasons end in January. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Potential Inability of Internet Infrastructure may compromise the Company's ability to meet the demand.

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company's own network systems will be able to meet the demand placed on it by the continued growth of the Internet, the overall online fantasy sports and gaming industries or of the Company's customers. The Internet's viability could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel.

In order to operate our FANview Sports App, we rely on agreements with third parties to provide certain services, technology, and intellectual property rights necessary for a complete user experience.

Our ability to implement and provide the FANview Sports App to our users depends, in part, on services, technology, and intellectual property rights owned or controlled by third parties. In particular, the Company relies on third parties to obtain licensing rights on real-time sports data, scores, schedule, news and image content, such as USA TODAY Sports Images. These third parties may become unable to or refuse to continue to provide these services, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our FANview Sports App. If we fail to replace these services, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, if the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

It has not been determined by legal proceedings of federal or state legislation if the Company's online social gaming sports platform may constitute illegal internet gambling.

Online gambling is illegal or highly regulated in a small number of states. To the best of the Company's knowledge, no court or federal or state Legislature has made a determination as to whether or not that the Company's platform, or similar social gaming sports platforms, would or would not constitute internet "gambling". If a court or legislative body where to determine that the Company's mobile application does constitute illegal internet "gambling," the Company could face fines and/or termination of its online game. In either case, the Company's ability to continue its operations would most likely cease, resulting in a termination of the Company's entire business operations and the complete loss of any investment in the Company. The Company can provide no assurances that a court and/or legislative body may not at some point in the future determine that the Company's online social gaming sports platform does constitute illegal internet "gambling".

Reputational challenges of dealing in the gaming industry.

The gaming industry is subject to negative publicity relating to perceptions of underage gaming, exploitation of vulnerable customers and the historical link of the gaming industry to criminal enterprise. As a supplier to the industry, such negative publicity can affect the Company's reputation and correspondingly affect the Company's financial performance. Typically, in the event that our services are accessed by minors and/or problem gamblers, brand reputation could be tarnished. Situations can arise where minors or compulsive gamblers could access our gaming platform. Where they do so, as well as negative publicity and potential regulatory censure, all of which would have a corresponding detrimental effect on Bragg.

We rely on various intellectual property rights, including trademarks and licensing agreements in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. We also rely on nondisclosure and noncompetition agreements with providers, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
In order for the Company to compete and grow, we must extend and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. In addition, our success in extending and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We expect to increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce

long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from users and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls, and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

If we do not respond to technological changes or upgrade our application, website, and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our mobile application and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing application, website and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly interface for our customers to use our mobile application, reliable and timely responses, and superior after sales services. Our economic prospects may decrease if our mobile application or website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide customer service in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Government regulation is evolving, and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, mobile applications and privacy rights. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Crowdfunding Risks

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
The securities being offered have not been registered under the Securities Act of 1933 (the "***Securities Act***"), in reliance, among other exemptions, on the exemptive provisions of article 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that FANview gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendary days but

before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Offering and the Securities

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Common Stock will not be freely tradable until one year from the initial purchase date. Although the Common Stock may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Common Stock. Because the Common Stock offered in this Offering has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Common Stock may also adversely affect the price that you might be able to obtain for the shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights and will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of Shares of Common Stock.
Investors will not have the right to vote upon matters of the Company and even in circumstances where a statutory right to vote is provided by state law, the Investors are required to enter into a Custodial and Voting Agreement with Worldwide Stock Transfer LLC, as Custodian (the "***Custodian***"). The Custodian will not be obligated to vote as directed by the Investors.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

The shares of Common Stock acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Common Stock will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

The Company is offering Securities under Regulation CF (the "*Offering*"), through the Netcapital Portal (the "*Portal*"). The Portal is a FINRA/SEC registered Funding Portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those purchasers who cannot afford to lose their entire investment should not invest.

The Company is offering up to 694,445 Shares of Common Stock for up to $250,000.20. The Company is attempting to raise a minimum amount of $10,000.80 in this Offering (the "*Minimum Amount*"). The Company must receive commitments from investors (the "*Investors*") in an amount totaling the Minimum Amount by September 18, 2019 (the "*Offering Deadline*") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential Investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.20 (the "*Maximum Amount*") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with an escrow agent until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter. In the event the Company fails to reach the combined offering target of $10,000.80, any investments made under either offering will be cancelled and any funds collected from an Investor will be returned to the Investor.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.80.

8. **What is the purpose of this Offering?**

The purpose is to raise funds for the Company to use for campaign marketing expenses or related reimbursement, API/content licenses and research and development.

9. **How does the issuer intend to use the proceeds of this Offering?**

Use of Proceeds*	% of Minimum Proceeds Raised	If Target Offering Amount Sold	% of Maximum Proceeds Raised	If Maximum Amount Sold
Intermediary Fees	4.9%	$490.04	4.9%	$12,250.01

General marketing expenses and campaign marketing reimbursement	45.1%	$4,510.36	45.1%	$112,750.09
API/Content Licenses	10.0%	$1,000.08	10.0%	$25,000.02
Research & Development	40.0%	$4,000.32	40.0%	$100,000.08
Total Use of Proceeds	100.0%	$10,000.80	100.0%	$250,000.20

* The Company has discretion to alter the use of proceeds as set forth above. Additionally, the Company may alter the use of proceeds if there is a material change that creates unforeseen circumstances for the business.

10. **How will the issuer complete the transaction and deliver Securities to the Investors?**

In entering into an agreement on the Netcapital Portal to purchase Securities, both Investors and the Company must agree that a transfer agent, which keeps records of the Company's outstanding Common Stock sold in the Offering (the "*Securities*"), will issue digital Securities in the Investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give Investors access to a web site to see the number of Securities that they own in the Company. These Securities will be issued to Investors after the deadline date for investing has passed, as long as the targeted Offering amount has been reached. The transfer agent will record the issuance when the Company has received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an Investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the Offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify Investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the Offering materials, it may close the Offering early if it provides notice about the new Offering Deadline at least five business days prior to such new Offering Deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an Investor does not cancel an investment commitment before the 48- hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the Offering and the Investor will receive Securities in exchange for his or her investment. If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the Offering?**

If FANview reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that FANview gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, FANview may conduct additional closings until the Offering Deadline. The Company will issue Securities in connection with each closing. Oversubscriptions up to a maximum aggregate amount of $250,00.20 will be accepted and allocated on at the Company's discretion. Changes to the Offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the Securities being offered**

FANview is issuing up to 694,445 shares of its Common Stock, $0.0001 par value per share, at a price per share of $0.36.

14. **Do the Securities offered have voting rights?**

The Common Stock is being issued with voting rights – one vote per share. However, so that the crowdfunding community acts together and casts a vote as a group when a voting matter comes before the Company's stockholders, Worldwide Stock Transfer LLC, as Custodian (the "*Custodian*"), will cast your vote for you. See Question 15 below, the "Risk

Factors" above, and refer to the custodial and voting agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting rights or other rights identified above?**

You are giving your voting rights to the Custodian, who will vote the shares on behalf of all stockholders who purchased shares on the Netcapital Portal. The Custodian will not be obligated to vote your shares as you direct, and is under no obligation to seek your input on how to vote your shares.

16. **How may the terms of the Securities being offered be modified?**

We may choose to modify the terms of the Securities before the Offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled, and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The Securities being offered may not be transferred by any purchaser of such Securities during the one-year period beginning when the Securities were issued, unless such Securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

As of the date of this Form C, there are 6,391,668 shares of the Company's Common Stock, $0.0001 par value per share (the "***Common Stock***") issued and outstanding. See the Certificate of Incorporation, filed on May 22, 2017, and the Bylaws, which are included in the Offering material on the Netcapital Portal.

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	6,391,668	Yes	No

Dividend Rights
Pursuant to California law, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting rights

Pursuant to the Company's Bylaws, except with respect to cumulative voting and except as may be otherwise provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to the vote of shareholders. Other than election of directors, any holders of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the shareholder fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote. The shareholders' vote may be by voice vote or by ballot, provided, however, that any election for directors must be by ballot, if demanded by any shareholder before the voting begins.

However, so that the crowdfunding community acts together and casts a vote as a group when a voting matter comes before the Company's stockholders, Worldwide Stock Transfer LLC, as Custodian (the "*Custodian*"), will vote on behalf of all shareholders who purchased shares on the Netcapital Portal. The Custodian will not be obligated to vote as directed by the Investors.

Transfer Restrictions: Right of First Refusal by Company
For the purpose of this section, "Transfer" shall include any pledge, assignment, encumbrance, hypothecation or any other disposition of the shares (the "*Transfer*"). Except for the Transfer of Common Shares by a shareholder into that shareholder's revocable or living trust where that shareholder is the trustee and settlor of the trust, the transfer or sale of any shares of the Common Shares of the Company by any shareholder must first be offered to the Company and then to the holders of Common Shares. This transfer restriction has been waived for all Common Shares purchased on the Netcapital Portal.

The Company will then have the right to purchase any or all of those shares at the price and on the terms and conditions stated in the written offer made to the bona fide outside purchaser. For more detailed information, refer to the Company's Bylaws.

18. **How may the rights of the Securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Securities being offered are identical in every respect to the shares of Common Stock outstanding.

19. **Are there any differences not reflected above between the Securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Investors will be minority owners of the Company's Common Stock. The Investors will be subject to the decisions made by the majority stockholders. The Investors will be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the Securities being offered being valued? Include examples of methods for how such Securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The Securities are being valued at a pre-money valuation of $2,301,000.48. The Offering price is not related to the Company's asset value, net worth or any other established criterion of value. Factors considered in establishing the price include the estimates of the business potential and prospects for the Company, the present state of the Company's development, the experience of the Company's management team, considerations of the above factors in relation to valuations of other pre-revenue and early stage companies, the current condition of the industry, and the economy as a whole. You are encouraged to determine your own independent value of the Company prior to investing.

22. **What are the risks to purchasers of the Securities relating to minority ownership in the issuer?**

The Investors will be minority owners of the Company's Common Stock. The Investors will be subject to the decisions made by the majority stockholders. The investors will be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the Company.

Your interests may conflict with the interests of other Investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new Investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the Securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   additional issuances of securities,

   issuer repurchases of securities,

   a sale of the issuer or of assets of the issuer or

   transactions with related parties?

The issuance of additional shares of our Common Stock will dilute the ownership of the crowdfunding Investors in this Offering. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuance of securities.

If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of Common Stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our shares of common stock would decline.

A sale of our Company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities.

We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that if we have any transactions with related parties, that they will be vetted and approved by executives unaffiliated with the related parties.

See "Risk Factors" above.

24. **Describe the material terms of any indebtedness of the issuer:**

The Company has no debt outstanding.

25. **What other exempt offerings has the Company conducted within the past three years?**

On July 7, 2017, Bradley Heimowitz purchased 5,100,000 shares of the Company's Common Stock for aggregate proceeds of $26,864.78, at a purchase price of $0.0052676 per share. These shares were fully vested at the time of purchase. Subsequently, Mr. Heimowitz made a series of additional contributions of capital in the aggregate amount of $129,000.00 for no additional consideration. This exempt offering of the Company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the "***Securities Act***"). The proceeds of this offering were used for research and development.

On October 10, 2017, Daniel Heimowitz purchased 500,000 shares of the Company's Common Stock for aggregate proceeds of $20,000.00, at a purchase price of $0.04 per share. These shares were fully vested at the time of purchase. This exempt offering of the Company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act. The proceeds of this offering were used for research and development.

Subsequently, on May 30, 2019, Daniel Heimowitz purchased 125,000 additional shares of the Company's Common Stock for aggregate proceeds of $5,000.00, at a purchase price of $0.04 per share. These shares were fully vested at the time of purchase. This exempt offering of the Company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act. The proceeds of this offering were used for the payment of the Intermediary's fees and legal fees in connection with the Offering.

Between December 1, 2017 and January 15, 2018, three purchasers purchased 666,668 shares of the Company's Common Stock for aggregate proceeds of $40,000.00 at a purchase price of $0.0599 per share. These shares were fully vested at the time of purchase. These offerings of the company's Common Stock were conducted in reliance on Regulation D, Rule 506(b) of the Securities Act. The proceeds of this offering were used for research and development.

As of the date of this Form C, there are 6,391,668 shares of the Company's Common Stock issued and outstanding, all of which are fully vested.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12 - month period, including the amount the issuer seeks to raise in the current Offering, in which any of the following persons had or is to have a direct or indirect material interest:**

1.   **any director or officer of the issuer;**
2.   **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3.   **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4.   **any immediate family member of any of the foregoing persons.**

Bradley Heimowitz is a director, officer and a beneficial owner of the Company. In the preceding 12-month period he has made capital contributions in the amount of $155,864.78 in consideration for equity in the Company. For more information, see Question 25.

Daniel Heimowitz is a director and a beneficial owner of the Company. In the preceding 12-month period he has made capital contributions in the amount of $25,000.00 in consideration for equity in the Company. For more information, see Question 25.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Operations
The Company does not generate any revenue at this time. The Company does not expect to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets.

The Company incurred total operating expenses of $115,301.00 and $62,371.00 for the years ended December 31, 2018 and 2017, respectively. In 2018, the Company did not generate any profit, resulting in a net loss of $115,301.00. In 2017, the Company did not generate any profit, resulting in a net loss of $62,371.00.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $48,709.00 and $15,371.00 for the years ended December 31, 2018 and 2017, respectively.

Sales & Marketing
The Company expenses the cost of sales & marketing as incurred and aggregated $7,640.00 and $1,000.00 for the years ended December 31, 2018 and 2017, respectively.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above in Question 9 under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $5,280.28 in cash on hand which will be augmented by the Offering proceeds

and used to execute our business strategy.

The Company currently has an average burn rate of $1,000.00 per month.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not plan to make any material capital expenditures in the future

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report:

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
   No.

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
   No.

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**

1. at the time of the filing of this offering statement bars the person from:
    1. association with an entity regulated by such commission, authority, agency or officer?
    2. engaging in the business of securities, insurance or banking?
    3. engaging in savings association or credit union activities?

2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

No.

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

No.

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Non applicable.

Other Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to Investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

Video Transcript:

FANview Sports is the first opportunity to play a game that allows fans to engage with their favorite team!

FANview Sports offers a team-focused alternative with some of the familiar elements of fantasy sports that enables fans to engage more deeply with their favorite sports team and compete with their friends and a broader community about who knows their team best. The game allows fans to apply their knowledge as they predict individual and team performances of their favorite team prior to each game and throughout the season.

Observing the viewing habits of millennials, fantasy players are often more focused on watching scoring plays on the NFL Redzone channel than watching full games. This is shown in declining TV ratings and viewership. Alternatively, FANview Sports players follow their favorite team and stay engaged with that team and all of their games throughout the entire season.

Additionally, fantasy sports has never worked for college football. We wanted to find a way to truly tap into the passion college students and alumni have for their schools. FANview's gameplay applies extremely well to college sports. By allowing fans of major universities to participate and demonstrate their status as true fans, FANview provides a competitive gaming environment that can be found nowhere else.

Players are encouraged to create or join customs leagues to play against their friends or those with similar interests.

The algorithm can be used for a wide range of sports beyond football as well. While we have built it for NFL football and will be building for NCAA college football, the FANview Sports model will work for all other major team sports.

Building a fan community around each team creates unique marketing opportunities for FANview Sports.

Excited? Then learn more about the opportunity to invest in FANview Sports.

The following documents are submitted as part of this Offering:

Governance:	[insert link]
Certificate of Incorporation: Corporate Bylaws:	[insert link]
Opportunity: Offering Page JPG: Pitch Deck:	[insert link]
Financials:	[insert link]
Additional Information:	[insert link]

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.playfanview.com. The issuer must continue to comply with the ongoing reporting requirements until:

▪ the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.

Tax Matters

33. **EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign Investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

34. **Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.


SIGNATURE


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Bradley Heimowitz
(Signature)

Bradley Heimowitz
(Name)

CEO, President, Secretary, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Bradley Heimowitz
_____
(Signature)

Bradley Heimowitz
_____
(Name)

CEO, President, Secretary, Director
_____
(Title)

June 20, 2019
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Deborah Heimowitz
_____
(Signature)

Deborah Heimowitz
_____
(Name)

Chief Financial Officer, Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Deborah Heimowitz
(Signature)

Deborah Heimowitz
(Name)

Chief Financial Officer, Director
(Title)

June 20, 2019
(Date)